

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2006

SIERRA HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On Monday, March 13, 2006, Sierra Health Services, Inc., or Sierra, issued a press release announcing that members of senior management are scheduled to appear at the 2006 Citigroup Small & Mid-Cap Conference on Wednesday, March 15, 2006, in Las Vegas, NV. Sierra's presentation is scheduled to begin at approximately 8:45 a.m. Pacific Time. Investors, analysts and the general public are invited to listen to a live audio webcast of the presentation over the Internet by visiting the investors' page of our website at www.sierrahealth.com.

Anyone listening to Sierra management presentations will be presumed to have read Sierra's Annual Report on Form 10-K for the year ended December 31, 2005. Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K for the year ended December 31, 2005. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: March 14, 2006

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)